Exhibit 99.1

ENTERA BIO TO REPORT SECOND QUARTER 2020 BUSINESS AND FINANCIAL
RESULTS ON AUGUST 20, 2020

BOSTON, Massachusetts & JERUSALEM, Israel (August 17, 2020) – Entera Bio Ltd. (NASDAQ: ENTX), a leader in the development of orally delivered large molecule therapeutics, announced it will report business and financial results for the quarter ended June 30, 2020 on August 20, 2020, before the U.S. financial markets open.

Entera’s management will host a conference call on Thursday, August 20, 2020 at 8:30 a.m. EDT to discuss the results for the quarter. A question-and-answer session will follow Entera’s remarks. To participate on the live call, please dial (855) 547-3865 (US) or (409) 217-8787 (international) and provide the conference ID “5243229” five to ten minutes before the start of the call.

To access a live audio webcast of the presentation on the “Investor Relations” page of Entera’s website, please click here. A replay of the webcast will be archived on Entera’s website for approximately 45 days following the presentation.

About Entera Bio

Entera is a leader in the development of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s proprietary, oral drug delivery technology is designed to address the technical challenges of poor absorption, high variability, and the inability to deliver large molecules to the targeted location in the body through the use of a synthetic absorption enhancer to facilitate the absorption of large molecules, and protease inhibitors to prevent enzymatic degradation and support delivery to targeted tissues. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism are in Phase 2 clinical development. Entera also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has established a collaboration with Amgen Inc. For more information on Entera Bio, visit www.enterabio.com.

Contact:

Jonathan Lieber, CFO
Tel: +001 617-362-3579
jon@enterabio.com